

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Shannon Wilkinson
Chief Executive Officer
Tego Cyber, Inc.
8565 South Eastern Avenue, Suite 150
Las Vegas, Nevada 89123

> **Re: Tego Cyber, Inc.**
> **Form 8-K filed March 17, 2023**
> **File No. 000-56370**

Dear Shannon Wilkinson :

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed March 17, 2023

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
Amended and Restated Form 10-Q/A (Amendment No. 1) for the Three Months Ended September 30, 2022 , page 2

1. Please amend your filing to disclose the date you concluded that your financial statements should no longer be relied on pursuant to Item 4.02(a)(1) of Form 8-K.

2. Additionally, amend to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3) of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions..

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology